November 25, 2022

Via EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Taylor Beech
Lilyanna Payser

	Re:	Alset Capital Acquisition Corp.
Registration Statement on Form S-4
Filed October 12, 2022
File No. 333-267841

Dear Ms. Beech and Ms. Payser,

On behalf of Alset Capital Acquisition Corp. (the “Company”), we are hereby responding to the letter dated November 10, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4 filed with the Commission on October 12, 2022 (the “Registration Statement”). To respond to the Comment Letter and update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Revised Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in type below, followed by the Company’s response in boldface.

Registration Statement on Form S-4 Filed October 12, 2022

Cover Page

1.	Please disclose on your prospectus cover, in the Q&A section, and in your prospectus summary that Alset Capital Acquisition Corp. and HWH are entities under the common control of Alset Inc. Disclose that Heng Fai Ambrose Chan is the controlling shareholder of Alset Inc., an executive officer and director of Alset Acquisition Corp., and executive chairman and director of HWH, and may be deemed to own 21.6% of HWH. Also disclose the individuals who serve as executive officers and directors of both Alset Inc. and HWH, as you do on page 201.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the Cover Page and page 9 of the Revised Draft Registration Statement.

2.	We note your disclosure on pages 60-61 that assuming no redemptions, Mr. Chan and his affiliates will beneficially own approximately 54.9% of the economic interests of the post-combination company, and assuming maximum redemptions, Mr. Chan and his affiliates will beneficially own approximately 79.7% of the economic interests of the post-combination company. Please disclose on your prospectus cover that Mr. Chan and his affiliates will have a controlling interest in the post-combination company and will control matters submitted to shareholders such as the election of directors and approval of significant corporate transactions, and whether you intend to take advantage of the controlled company exemptions.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the Cover Page of the Revised Draft Registration Statement.

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3.	Please revise your disclosure regarding the ownership of the post-combination company to reflect the exercise of all dilutive securities. In addition, as it appears Alset Sponsor is controlled by Alset Inc., which is in turn controlled by Mr. Chan, revise the line item for Alset Sponsor to include all shares owned by Mr. Chan and Alset Inc., and ensure the line item references each party by name. In this regard, it appears you are splitting Mr. Chan’s shares between Alset Sponsor and HWH Holders. Include a separate line item for HWH Holders other than Alset and Mr. Chan, if any. Make conforming changes throughout your filing where you discuss the ownership of the post-combination company, including on pages 11-12, 32-33, and 116-117.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 12, 23-33 and 118-119 of the Revised Draft Registration Statement.

4.	Where you discuss the ownership interests in the post-combination company, we note your disclosure that “new public shareholders will own approximately 20.3%.” Please clarify who is included in the “new public shareholder” category, including whether it includes any PIPE investors or backstop investors.

Response: The Company acknowledges the Staff’s Comment and will provide this information once available.

Q: May Alset, the Sponsor or Alset’s directors, officers, advisors or their affiliates purchase shares..., page 11

5.	Confirm your intent to comply, and revise your disclosure here and on pages 79 and 83 accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations, located on our website.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 11, 79, and 83 of the Revised Draft Registration Statement.

Questions and Answers for Stockholders of Alset

Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 11

6.	Please revise the table on page 12 to allocate the dilutive securities to each party identified in the top half of the table, rather than including separate line items for the public and private warrants.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 11 of the Revised Draft Registration Statement.

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Q: How will the Sponsor and our directors and officers vote?, page 16

7.	We note your disclosure here and on pages 92, 137 and 139 that you may need only 3,033,500, or approximately 35.2%, of the 8,625,000 of your public shares, to be voted at the Special Meeting in favor of the Business Combination Proposal in order to approve it, yet we also note your disclosure on page 10 that you may need as few as only 34,500, or approximately 0.4%, of the 8,625,000 of your public shares, to be voted in favor of the Business Combination Proposal in order to approve it. Given the vote required to approve the Business Combination Proposal is a majority of the shares outstanding and entitled to vote at the Special Meeting, please revise your disclosure on pages 16, 92, 137 and 139 to be consistent with the disclosure on page 10, i.e., assuming only a quorum is present.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 92, 137, and 139 of the Revised Draft Registration Statement.

Q: What interests do Alset’s current officers and directors have in the Business Combination?, page 16

8.	Here and elsewhere as applicable in your filing, please include a new bullet quantifying Mr. Chan’s interests in the proposed transaction, including his percentage ownership of the post-combination company and the Merger Consideration he is expected to receive in the proposed transaction and its relative value, include a new bullet addressing the interests of the directors and officers who serve as such for both HWH and Alset, and quantify any amounts subject to reimbursement. Also quantify the aggregate amount that the sponsor, its affiliates, and the company’s officers and directors have at risk that depends on completion of a business combination.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 16 of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus, page 27

9.	In an appropriate place in the summary, include a diagram of Alset’s and HWH’s organizational structures prior to and after the consummation of the business combination. With a view to providing investors a picture of the common ownership and how the entities are affiliated, include a depiction of the ownership of Alset and HWH in the diagram. Also include the affiliated entities with which HWH does business, such as DSS Inc., Sharing Services Global Corp., HWH World, Inc, The Happy Co. and RBC Life World, Inc., to which you refer throughout the filing, so that investors understand how they are affiliated. Make conforming changes to the Information about HWH section beginning on page 152.

Response: The Company acknowledges the Staff’s comment and has provided the requested diagrams on page 28 of the Revised Draft Registration Statement. The Company has made conforming changes on pages 154 to 155 of the Revised Draft Registration Statement.

Parties to the Business Combination

HWH, page 28

10.	Please revise to provide more detail regarding the business of HWH, including, for example, a brief description of the products and services offered and the company’s membership-driven structure.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 27-28 of the Revised Draft Registration Statement.

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Selected Historical Financial Information of Alset, page 50

11.	It appears the financial information presented here for the unaudited period for the six months ended May 31, 2022, is inconsistent with the Management’s Discussion and Analysis of Financial Condition and Results of Operations presented on page 149 and the Unaudited Financial Statements beginning on page F-18, which are for the nine months ended August 31, 2022. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised the Selected Historical Financial Information on page 49 of the Revised Draft Registration Statement to reflect the nine months ended August 31, 2022.

Unaudited Pro Forma Condensed Combined Financial Information, page 51

12.	Please revise your pro forma presentation to present the periods required by paragraph (c) of Article 11-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 51 of the Revised Draft Registration Statement.

Risk Factors, page 60

13.	Include a risk factor addressing the anti-takeover provisions in the proposed charter and bylaws, including the limitation on who can call a special meeting of stockholders, advance notice provisions for bringing stockholder actions, and the inability of stockholders to act by written consent.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 61 of the Revised Draft Registration Statement.

14.	Include a risk factor that addresses the exclusive forum provision in your proposed charter and the related risks including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, as well as any uncertainty about enforceability of the provision.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 63 of the Revised Draft Registration Statement.

15.	Include a risk factor addressing the waiver of the corporate opportunities doctrine as described in Article X of your proposed charter and the related risks.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 62 of the Revised Draft Registration Statement.

Concentration of ownership among the Sponsor, Alset’s existing executive officers, directors and their respective affiliates..., page 84

16.	Consistent with the risk factors on pages 60-61, revise this risk factor to reflect the fact that assuming no redemptions, Mr. Chan and his affiliates will beneficially own approximately 54.9% of the economic interests of the post-combination company, and assuming maximum redemptions, Mr. Chan and his affiliates will beneficially own approximately 79.7% of the economic interests of the post-combination company.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 86 of the Revised Draft Registration Statement.

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Background of the Business Combination, page 104

17.	We note your disclosure that in mid May 2022, Alset began evaluating HWH and started engaging in conversations with HWH’s management. Please disclose which party made the initial contact.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 106 of the Revised Draft Registration Statement.

18.	Please substantially revise the disclosure in this section to include a detailed description of the negotiations relating to the valuation of HWH. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, if and how the amount evolved throughout the negotiations, and when agreement on the final valuation and type of consideration was reached. Disclose whether HWH and Alset determined the amount of consideration to be paid, or whether ValueScope recommended the amount of consideration to be paid. Refer to Item 1015(b)(5) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Draft Registration Statement.

19.	We note your disclosure on page 57 that the pro forma financials reflect a $30 million PIPE, of which the terms have not been finalized. Please clarify whether the agreed valuation of $125 million reflects a $30 million PIPE. Disclose any discussions about the need to obtain additional financing for the combined company, such as the potential PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about the Alset, HWH, or the business combination transaction to potential PIPE investors that are not expected to be disclosed publicly.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 57 of the Revised Draft Registration Statement.

20.	We note your disclosure that in early June 2022, Alset received a copy of HWH’s corporate presentation from HWH. Please tell us whether the presentation included any financial projections that the Alset board reviewed, and if so, include such projections in your filing. In addition, we note your disclosure on page 106 that Alset received a financial model regarding HWH future businesses, their pricing model and other key assumptions. Please disclose this model in your filing.

Response: The Company acknowledges the Staff’s comment and has included the projections and the financial model on pages 107 and 108, respectively, of the Revised Draft Registration Statement.

21.	Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 28, 2022, by HWH and Alset, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 108 of the Revised Draft Registration Statement.

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22.	Please provide a detailed description of how the material terms of the Merger Agreement evolved throughout the exchange of several drafts, and if applicable, describe how the material terms differed from the letters of intent.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 108 of the Revised Draft Registration Statement.

23.	Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid to HWH stockholders, any financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, and the lock up agreements. In your revised disclosure, please explain the issues and terms discussed at the meetings, each party’s position on such issues, and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 108 of the Revised Draft Registration Statement.

24.	Throughout this section, identify the individuals from HWH and Alset management who attended each meeting and participated in the negotiations. In addition, disclose when Alset’s board approved the business combination and which board members participated in the vote.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures throughout the “Background of the Business Combination” section beginning on page 107 of the Revised Draft Registration Statement.

25.	We note your disclosure that on August 24, 2022, Alset and HWH had a call to discuss the possibility of a private capital raise and timelines for finalizing the definitive Merger Agreement. Please elaborate on these discussions and, to the extent additional financing was not secured, discuss why.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures timeline provided on page 108 of the Revised Draft Registration Statement.

ValueScope Opinion, page 111

26.	We note your disclosure on page 111 that ValueScope was retained “solely to advise the Board on the valuation of the Acquired Assets, and not for the benefit of any other person or entity or to consider any other aspect of the Business Combination,” and your disclosure on page 112 and on page D-2 of the opinion that the ValueScope Opinion was prepared “for the Board in connection with its consideration of the Business Combination and may not be relied upon by any other person or entity or for any other purpose.” Please remove this language from your filing and ask ValueScope to remove this language from the opinion.

Response: The Company acknowledges the Staff’s comment and has removed the language from the Draft Registration Statement.

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27.	Disclose the financial forecasts prepared by Alset and HWH’s management that ValueScope relied upon in conducting their analysis and the related assumptions. Elaborate upon the income analysis and guideline public company analysis ValueScope prepared, consistent with Item 1015(b)(6) of Regulation M-A, which requires disclosure of the bases and methods used for the fairness opinion. In doing so, include the various inputs and assumptions used in the income analysis and disclose the values ultimately arrived at. Identify the guideline companies, explain how they are reasonably comparable, and disclose the various multiples and how they were determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures timeline provided on page 114 of the Revised Draft Registration Statement.

Alset’s Board of Directors’ Reasons for the Approval of the Business Combination, page 112

28.	We note your disclosure here and on page 108 references an analysis that the Alset board considered in deciding to approve the transaction, including a reference to financial results and assumptions, but no analysis is included in the filing. Please revise to include the analysis.

Response: The Company acknowledges the Staff’s comment and has revised the discussion on page 110 of the Revised Draft Registration Statement.

29.	Please clarify how the board considered the conflicts of interest presented by the affiliation between Alset and HWH and the overlapping nature of directors and officers of Alset and HWH in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has included a discussion of the board’s consideration of conflicts of interest presented by Alset and HWH’s affiliation on page 117 of the Draft Registration Statement.

30.	Alset’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 116 of the Revised Draft Registration Statement.

31.	Explain why Stockholder Liquidity was a factor that supported the Board’s decision to recommend the transaction when your stockholders already hold shares that are listed on Nasdaq, and are therefore liquid.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 116 of the Revised Draft Registration Statement.

32.	We note your disclosure on page 109 that Alset’s board received certain preliminary sales estimates that were prepared by HWH that it considered in its decision to enter into the Merger Agreement. Please disclose these estimates in the filing.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 113 of the Revised Draft Registration Statement.

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33.	Please remove the disclaimer on page 108 that “the inclusion of this information in this proxy statement/statement does not constitute an admission or representation by Alset or HWH that the information presented is material.”

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 111 of the Revised Draft Registration Statement.

Roles of Alset’s Advisor in the Negotiation and Execution of the Business Combination, page 114

34.	We note that EF Hutton performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to EF Hutton that are contingent on completion of the business combination.

Response: since the IPO, EF Hutton’s services for Alset have primarily concerned raising PIPE funding for the business combination. These services are compensated on a commission basis. No additional fees will be paid to EF Hutton if no PIPE funding is raised by EF Hutton. The section Roles of Alset’s Advisor in the Negotiation and Execution of the Business Combination, on page 117 has been updated to include EF Hutton’s commission payment on PIPE funds raised.

The Charter Amendments Proposal, page 119

35.	Please revise your disclosure in this section and throughout your filing to clarify whether the post-combination company will have five or seven directors. In this regard, we note your disclosure on page 119 that the combined company will have seven directors and your discussion of the seven directors on pages 170-173, yet the disclosure on pages 120, 123, 189, and the Merger Agreement, proposed charter, and proposed bylaws provide that there will only be five directors.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 120, 123, and 189, the various exhibits, and elsewhere throughout the Revised Draft Registration Statement.

Material U.S. Federal Income Tax Considerations, page 128

36.	We note your disclosure that “the surrender by a U.S. Holder of the shares of Common Stock in exchange for the shares of Alset Common Stock pursuant to the Business Combination, when taken together with the other steps of the Business Combination, should qualify as a non-recognition transaction pursuant to Section 351(a) of the Code.” Accordingly, please revise to provide a “should” tax opinion related to such material tax consequences of the Business Combination you describe in this section. Please also revise your disclosure to explain why counsel cannot give a firm opinion, describe the degree of uncertainty in the opinion, and include a risk factor setting forth the risks to investors of uncertain tax treatment. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 92, 131, and in the exhibit index of the Revised Draft Registration Statement.

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Management of Alset, page 141

37.	As applicable, revise the bios for each of Alset’s executive officers and directors to reflect their positions and experience with HWH entities, as disclosed on page 201. Make conforming changes on page 170 where you discuss the post-combination company as well.

Response: The Company acknowledges the Staff’s comment and has revised the applicable bios for Alset’s and the post-combination company’s executive officers and directors on pages 144, 145, 172, 173, and 174.

Alset’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Off Balance Sheet Arrangements, page 151

38.	We note your disclosures that Alset Capital Acquisition Corp. accounted for its warrants as liabilities in accordance with the guidance contained in ASC 815. Accordingly, Alset classifies the warrants as liabilities at their fair value and adjusted the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. This appears to be inconsistent with the disclosure in your financial statements starting on pages F-18 which does not appear to present warrants as liabilities or adjustments for changes in fair value. Please clarify or revise.

Response: We have removed warrant liabilities in Alset’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Off Balance Sheet Arrangements on page 151. Warrants are correctly disclosed and classified in the footnotes of Alset’s the financial statements.

Information About HWH, page 152

39.	Revise to include a brief description of the company’s recent reorganization and the reasons for it. Disclose when the company began operations.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 155 of the Revised Draft Registration Statement.

40.	Throughout this section, please revise to provide more specific disclosure regarding the expected timing for launching your products and services in the pipeline. For example, you state that HWH Marketplace, Hapi Travel Destinations, and Hapi Wealth Builder are all in the development stage, but it is not clear when the company currently estimates or is targeting that they will become operational.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 152 and 155 of the Revised Draft Registration Statement.

Membership, page 153

41.	Please provide more robust disclosure about how the company compensates its members for product and membership sales, and include a description of the general terms of the company’s agreements with members. In this regard, we note your disclosure on page F-45 that “the Company compensates its sales leaders with leadership incentives for services rendered, relating to the development, retention, and management of their sales organizations. Leadership incentives are payable based on achieved sales volume, which are recorded in general and administrative expenses. Member will get 25% commission of the membership fee income if the member successfully refers a new member to subscribe to the membership. The commission will be payable after the referee’s membership is confirmed and been paid by the new member.” We also note your disclosure on page 158 that HWH is “in no way a multi-level marketing company,” and, on the other hand, your disclosure on pages 74 and 201 that HWH’s affiliates engage in multi-level marketing. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 155 and 156 of the Revised Draft Registration Statement.

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Products, page 155

42.	Please clarify which of the products listed you currently offer. In this regard, we note your disclosure that you currently offer limited SHRG products, supplied by SHRG, and researched RBC Life, at the Singapore Hapi Café.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 158 of the Revised Draft Registration Statement.

Government Regulation, page 159

43.	Your disclosure in this section and in your risk factors focuses primarily on regulatory regimes in the United States, yet we note HWH currently derives 99% of its revenue from Korea and 1% from Singapore. Please revise to include a more robust discussion of the regulations applicable to the company in Korea and Singapore, including whether there are any government agencies comparable to the FDA that regulate the production, marketing, and sale of HWH’s products.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 162 of the Revised Draft Registration Statement.

Human Capital/ Employees, page 160

44.	We note your disclosure on page 60 that none of the executive officers or members of the senior management team in place at HWH are employed full-time by HWH, rather, all of these individuals are employed by and work full-time for HWH’s affiliates. Revise this section to discuss these arrangements, as it appears the disclosure currently relates to Alset or a SPAC instead.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 163 of the Revised Draft Registration Statement.

Material Contracts, page 160

45.	Please describe in greater detail the material terms of the agreements referenced here and file each agreement as an exhibit to the registration statement. Refer to Item 610(b)(10) of Regulation S-K. In addition, we note your disclosure that for the years ended December 31, 2021 and 2020 and the six months ended June 30, 2022 and 2021, two suppliers accounted for approximately over 98% of the Company’s total costs of revenue. Please describe the material terms of any arrangements with such suppliers here and file any agreements as exhibits to the registration statement. Lastly, we note your disclosure that you conduct a substantial portion of your business through arrangements with your affiliates, but you do not have written agreements with these affiliates. Accordingly, please describe the material terms of the material verbal arrangements under which you have conducted business with these affiliates.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 163 of the Revised Draft Registration Statement.

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Executive Compensation of HWH, page 161

46.	We note your disclosure on page 87 that the combined company expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. Please disclose the material terms of such incentive plans in this section and file related plan documents as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 164 of the Revised Draft Registration Statement.

Agreements with HWH’s Named Executive Officers and Potential Payments Upon Termination

or Change of Control, page 161

47.	We note your disclosure that although HWH has not entered into employment agreements with any of its senior executive officers or members of its management team, all of those individuals have entered into employment agreements with affiliates of HWH. Please describe the terms of such agreements and file the agreements as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 165 of the Revised Draft Registration Statement.

HWH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Impact of the COVID-19 Pandemic, page 164

48.	We note your disclosure on page 152 that while you had been profitable and growing, the COVID-19 pandemic had a material adverse effect on your business. Please provide more specific qualitative and quantitative disclosure, here and in the risk factors, regarding the impact of the COVID-19 pandemic on your business.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 69 and 166 of the Revised Draft Registration Statement.

Results of Operations, page 165

49.	Please expand your discussion to provide quantified analysis of the significant drivers behind material changes in your results of operations. For each period discussed, please quantify the change in revenue and cost of revenue for each revenue stream and the impact of changes on the material drivers and discuss the underlying causes for these changes. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 168-169 of the Revised Draft Registration Statement.

50.	Please include a breakdown of your revenue generated by sales of memberships and revenue generated by sales of products.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 169 of the Revised Draft Registration Statement.

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Liquidity and Capital Resources, page 166

51.	We note your disclosure that you are continuing to develop several products and services and planning to open 50 new Hapi Cafes in the next two years. Please revise to include a discussion of any known trends or uncertainties regarding the capital requirements for this planned expansion. Refer to Item 303(b)(1) of Regulation S-K. Please address how the company expects to fund such projects and any implications this may have on your operations.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 169-170 of the Revised Draft Registration Statement.

Description of Securities of Alset

Certain Anti-Takeover Provisions of Delaware Law and the Proposed Charter, page 185

52.	Revise this section to include a discussion of the provision included in the proposed charter preventing stockholders from acting by written consent.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 188 of the Revised Draft Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 204

53.	We note your disclosure in footnote (2) that Mr. Chan may be deemed to share beneficial ownership of the securities held of record by Alset Acquisition Sponsor, LLC. Accordingly, please revise the total for Mr. Chan to include the shares held by Alset Acquisition Sponsor, LLC, as you did in Alset’s IPO prospectus. In addition, identify the natural persons who hold voting or dispositive control over the shares beneficially owned by Alset International Limited, and to the extent Mr. Chan may be deemed to share beneficial ownership of the securities held by Alset International Limited, include those shares in his individual total as well. Please also revise to include each individual director and executive officer individually in the table, as well as a line item for the aggregate holdings of all directors and executive officers. Refer to Item 403(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 208 of the Revised Draft Registration Statement.

HWH International Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Revenue Recognition, page F-44

54.	We note your disclosure that product returns for the year ended December 31, 2021, was approximately $39,203. This appears to be greater than the actual product sales of $6,233 disclosed on page F-50. Please tell us why your product returns exceed your product sales for the year ended December 31, 2021.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 165, F-44 and F-66 of the Revised Draft Registration Statement to clarify that returns include returns of products and memberships.

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55.	We note your disclosure that the “Company maintains a buyback program pursuant to which it will repurchase products sold to any member who has decided to leave the business.” Considering your history of product returns, please tell us why a reserve has not been recorded for product returns for the years ended December 31, 2021 and 2020.

Response: The Company wants to clarify that returns include both products and memberships. Since the percentage of returns is low compared with the sales amount no provision has been made as the amount is immaterial.

56.	We note your disclosure that for product sales you recognize revenue when the product is shipped to members. However, at December 31, 2020, you reported deferred revenues of approximately $270,722 due to the goods in transit for product sales. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 165, F-44 and F-66 of the Revised Draft Registration Statement to correctly disclose that the revenue is recognized when product is delivered to members.

57.	We note that you present contract assets of $928,543 at December 31, 2020 and $319,659 at December 31, 2021 for prepaid sales commission. We also note your disclosures regarding commissions in Note 4 and Note 7. Please tell us your customary business practice to prepay commissions, the performance obligation of the member to earn the commission and your basis for recording them as current assets.

Response: The prepaid commission is recorded based on the revenue generated. The Company deferred the revenue in proportion of the 1 year membership and therefore recorded the prepaid commission accordingly. The Company recorded prepaid commission as a current asset as it is 1 year membership.

Note 3. Receivable from related party, net, page F-47

58.	You disclose that the related party receivable represents collection received by the related party on behalf of the Company for amounts invoiced by the Company to its members in connection with membership and product sales. We note you recorded $57,730 and $318,137 as an allowance for doubtful accounts based on a dispute of amounts collected. Please tell us your basis for recognizing this as a bad debt expense and cite the specific authoritative accounting literature you utilized to support your accounting treatment.

Response: The Company used a related party’s merchant account to collect money for its sales. The customers paid directly to that related party’s merchant account. When the Company recognizes revenue, it records receivables from that related party. The allowance for doubtful accounts represents an estimate of the losses expected to be incurred based on specifically identified customers’ accounts as well as nonspecific amount, when determined appropriate. Generally, the amount of the allowance is primarily decided by division management’s historical experience, the delinquency trends, the resolution rates, the aging of receivables, the credit quality indicators and financial health of specific customers. We have changed footnotes to clarify the process and allowance.

59.	You disclose that HWH World, Inc., used to process your direct marketing network sales in South Korea but this arrangement was cancelled in April 2021. Please explain which entity is currently providing the payment processing service.

Response: The Company currently does not use any payment processing services and all payments are made throughdirect deposit.

Note 10. Due to Alset International Ltd., page F-49

60.	Please disclose the amount that is due to Alset International Ltd. for amounts paid on behalf of Health Wealth Happiness Pte. Ltd. for its daily operation.

Response: The Company acknowledges the Staff’s comment and has updated disclosure on page F-49 of the Revised Draft Registration Statement.

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Note 9. Due to Alset Inc. , page F-49

61.	Please disclose the amount that is due to Alset Inc. for amounts paid on behalf of Hapi Café Inc. for its development.

Response: The Company acknowledges the Staff’s comment and has updated Note 9 on page F-48 of the Revised Draft Registration Statement to reflect Alset Inc.’s payment of $202,645 on behalf of Hapi Café Inc. for its development.

Note 16. Concentration Risk, page F-50

62.	You state the Company maintains cash balances at various financial institutions in different countries. Please disclose if you hold cash balances in Hong Kong or China.

Response: As of 30 September 2022, the Company has no cash balances in Hong Kong or China.

63.	You disclose two suppliers accounted for approximately 98% of the Company’s total costs of revenue. Please tell us whether either of your major suppliers are a related party.

Response: Our main suppliers are Y Nature and Holista Food. Y Nature was the only cosmetic supplier that was able to manage our MOQ and it is not a related party. Holista Food is the supplier of certain food products, and is not a related party.

Financial Statements for Six Months Ended June 30, 2022

Note 2. Summary of Significant Accounting Policies, page F-64

64.	Please revise your financial statements for the six months ended June 30, 2022 for the applicable comments issued on the financial statements for the years ended December 31, 2021 and 2020.

Response: The Company has updated its filing to include the financial statements for the nine months ended September 30, 2022 to reflect the applicable comments issued on the financial statements for the years ended December 31, 2021 and 2020.

General

65.	We note you duplicate the Management’s Discussion and Analysis and Results of Operations in the F-pages for both Alset and HWH International Inc. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised disclosures of the Revised Draft Registration Statement.

66.	We note that EF Hutton was an underwriter for the initial public offering of Alset and has advised on the business combination transaction with HWH, as well as ValueScope. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton, ValueScope, or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for Alset’s initial public offering.

Response: The Company acknowledges the Staff’s comment and confirms that it did not receive notice from EF Hutton, ValueScope, or any other financial advisor about it ceasing involvement in the transaction.

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67.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 82 of the Revised Draft Registration Statement.

68.	As a related matter, please tell us whether any of your directors or officers are located in Hong Kong or China.

Response: The Company has officers and directors located in Hong Kong and China which include William Wu, Wong Tat Keung, Wong Shui Yeung, Joanne Wong, Vincent Lum, and Alan Lui.

Please call Darrin Ocasio of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

ALSET CAPITAL ACQUISITON CORP.

/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan
Chairman and Chief Executive Officer

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